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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ____________________________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           UNIGENE LABORATORIES, INC.
      ---------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                     22-2328609
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(State of incorporation or organization)                 (I.R.S. Employer
                                                        Identification No.)


     110 Little Falls Road, Fairfield, NJ                      07004
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  (Address of principal executive offices)                  (Zip code)


   Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                                      None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
Not Applicable (if applicable)
--------------

   Securities to be registered pursuant to Section 12(g) of the Exchange Act:
                          Common Stock Purchase Rights

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ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           On December 11, 2002 (the "Rights Dividend Declaration Date"), the Board of Directors of Unigene Laboratories, Inc., a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, par value $.01 per share of the Company (the "Common Stock"). The dividend is payable on December 30, 2002 (the "Record Date"), to stockholders of record of shares of Common Stock at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the Final Expiration Date (as defined below). Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder thereof to purchase from the Company one ten-thousandth of one share of Common Stock of the Company, at an exercise price of $4.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 20, 2002 (the "Rights Agreement"), between the Company and Registrar and Transfer Company, a New Jersey corporation, as rights agent (the "Rights Agent").

           Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the shares of Common Stock.

           The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (A) the close of business on the tenth calendar day after the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the shares of Common Stock then outstanding (the date of such announcement being the "Stock Acquisition Date" and the person or persons acquiring the applicable percentage or more of outstanding shares of Common Stock being an "Acquiring Person"), or (B) the close of business on the tenth business day (or such later date as the Board of Directors shall determine prior to such time as any Person becomes an Acquiring Person) after the date that a tender or exchange offer by a person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity holding the shares of Common Stock for the benefit of present or future participants (e.g., a trustee or plan fiduciary) pursuant to the terms of any such plan) is first published, sent or given, if upon consummation thereof, such person would become an Acquiring Person (the earlier of such dates being called the "Distribution Date").

           Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

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           The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at the close of business on December 30, 2012 (the "Final Expiration Date").

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

           In the event that any person at any time after the Rights Dividend Declaration Date shall become an Acquiring Person, each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive, upon exercise of such Right, the number of shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price (as defined below) of the Right. The "Exercise Price" is defined as the Purchase Price multiplied by the number of one ten-thousandths of a share of Common Stock issuable upon exercise of a Right prior to any of the adjustments described below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person after the Rights Dividend Declaration Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at an exercise price of $4.00 per Right, if any person becomes an Acquiring Person after the Rights Dividend Declaration Date, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase $8.00 worth of Common Stock (or other consideration, as noted above) for $4.00. Assuming that the Common Stock had a per share value of $4.00 at such time, the holder of each valid Right would be entitled to purchase two (2) shares of Common Stock for $4.00.

           In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's Common Stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

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           The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Common Stock, (ii) if holders of the shares of Common Stock are granted certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the shares of Common Stock or (iii) upon the distribution to holders of the shares of Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading date prior to the date of exercise.

           At any time until ten days following the Stock Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.00001 per Right (payable, at the election of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine). At any time after any person becomes an Acquiring Person, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock at an exchange ratio of one one-hundredth of a share of Common Stock per Right. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

           At any time prior to the earlier of the Distribution Date or the occurrence of a Triggering Event, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct or supplement any provision which, in the good faith determination of a majority of the Board of Directors, may be defective or inconsistent, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the earlier of the Distribution Date or the occurrence of a Triggering Event, the Rights Agreement may not be

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amended to lengthen (A) a time period relating to when the Rights may be redeemed, or to modify the ability (or inability) of the Board of Directors to redeem the Rights, in either case at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

           Each share of Common Stock outstanding on December 30, 2002 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

           The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers.

           The Rights Agreement between the Company and the Rights Agent, which includes as Exhibit A the Form of Right Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

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Item 2. Exhibits.

       Exhibit Number        Description of Exhibit
       --------------        ----------------------

       1.1 Rights Agreement, dated as of December 20, 2002 between Unigene Laboratories, Inc. and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A, the Form of Right Certificate.

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             UNIGENE LABORATORIES, INC.



                                             By: /s/ Warren P. Levy
                                                 -------------------------------
                                                 Name: Warren P. Levy
                                                       -------------------------
                                                 Title: President and Chief
                                                        ------------------------
                                                        Executive Officer
                                                        ------------------------

Dated: December 23, 2002

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                                  EXHIBIT INDEX

Exhibit Number                 Description
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1.1                      Rights Agreement, dated as of December 20, 2002,
                         between Unigene Laboratories, Inc. and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A thereto, the Form of Right Certificate.

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